UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 18 February 2019

ASX RELEASE

18 February 2019

KAZIA PRESENTATION TO PROACTIVE INVESTORS

Sydney, 18 February 2019 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide the presentation to be delivered to Proactive Investors today in Sydney and tomorrow in Melbourne.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, GDC0084 entered a phase II clinical trial in March 2018. Initial data is expected in early calendar 2019. GDC-0084 was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented in June 2018 and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

A company developing innovative, high-impact drugs for cancer Presentation to Proactive Investors Sydney, NSW & Melbourne, VIC 18 & 19 February 2019

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Multiple data read-outs from international human trials at world-class cancer hospitals are expected during calendar 2019, each with significant potential to generate additional investor and partnering interest Reasons to invest in Kazia We target a highly aggressive form of brain cancer, glioblastoma (GBM), in which the only existing therapy provides no benefit to two-thirds of patients, and which represents a potential $1.5 billion commercial market Our lead program, GDC-0084, was designed by Genentech, the world’s most successful cancer drug developer, and has completed a successful phase 1 human trial, showing it to be generally safe and providing signals of efficacy The company is fully funded through calendar 2019, having completed a successful placement to sector-specialist institutional investors last year, and is listed on both ASX and NASDAQ 1 2 3 4

Glioblastoma (GBM) is the most common and most aggressive form of primary brain cancer Lung 14 million cancer cases per annum Breast Colon Prostate Stomach No clear cause or strong risk factors 3-4 months untreated survival 12-15 months average survival with treatment Any age, but most common in 60s Five-year survival 3 – 5% (breast cancer: 90%) Glioblastoma Multiforme 133,000 cases per annum worldwide Indicative Market Opportunity US$ 1.5 billion Sen. John McCain US politician Matt Price ABC journalist Stan Zemanek Media personality Andrew Olle ABC journalist Chris O’Brien, AO Surgeon

Treatment of GBM has improved little in recent decades, unlike other cancers Lung Cancer Glio-blastoma 1990s 1990s 2000s 2000s 2010s 2010s

Current treatment is essentially ineffective in approximately 65% of GBM cases

Temozolomide is the <u>only</u> FDA-approved drug for newly-diagnosed patients



~35% of patients respond to temozolomide

Extends overall survival from 15 to 22 months

~65% of patients don't respond to temozolomide

Extends overall survival from 12 to 13 months

GDC-0084 is being developed for the ~65% of newly-diagnosed GBM patients who will not respond to existing chemotherapy with temozolomide

For these patients, there is no effective pharmacological treatment currently available

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

5

KAZIA THERAPEUTICS

GDC-0084 works by switching off a critical control mechanism that drives many types of cancer PI3K A central biochemical control mechanism in the growth of cells PI3K ACTIVATED PI3K INHIBITED TUMOUR GROWTH TUMOUR INHIBITION 85 – 90% of glioblastoma cases have PI3K ‘switched on’ GDC-0084 switches off PI3K, halting growth of tumour cells

GDC-0084 is the only drug of its kind that is able to cross the ‘blood-brain barrier’ (BBB) Most drugs cannot reach disease in the brain GDC-0084 crosses the BBB The ‘blood-brain barrier’ prevents most drugs from getting into the brain, rendering them useless as treatments for brain cancer GDC-0084 was specifically designed for brain cancer, and has been engineered to cross the blood-brain barrier, making it well-placed to treat brain cancer

A phase 1 human trial of GDC-0084 showed favourable safety and multiple efficacy signals

Safety

- Phase I safety trial conducted by Genentech
- 47 patients enrolled with advanced glioma (grade 3/4); average of three prior lines of therapy
- Most common adverse events were oral mucositis and hyperglycemia (common effects of PI3K inhibitors)
- No evidence of liver, bone marrow, kidney toxicity, or mood disturbances
- Data presented at American Society for Clinical Oncology annual meeting in Chicago, June 2016

Efficacy Signals

	GDC-0084	Comparison
Arresting Tumour Growth	**40%** Achieved 'stable disease'	**21-52%** in studies of Avastin in similar patients
Potentially Delaying Progression	**21%** Remained on study for >3 months	Median progression-free survival of **1 month***
Slowing Tumour Metabolism	**26%** Showed 'metabolic partial response' on FDG-PET	Potentially better predictor of clinical response than MRI†

DANA-FARBER CANCER INSTITUTE

UCLA University of California, Los Angeles

THE UNIVERSITY OF TEXAS MD Anderson Cancer Center Making Cancer History

MGH 1811 MASSACHUSETTS GENERAL HOSPITAL

Vall d'Hebron Institut de Recerca

* Taal et al., Lancet Oncology (2015): ORR and mPFS of Lomustine in 2L GBM were 2/41 (5%) and 1 months, respectively (n = 46)

† Schwarzenberg J, et al. Clin Cancer Res; 20(13); 3550–9

8

KAZIA THERAPEUTICS

In the GDC-0084 phase 1 trial, 7 / 27 patients (26%) showed a response to drug* * Metabolic partial response per FDG-PET Analysis courtesy of Professor Ben Ellingson, UCLA Brain Tumor Imaging Laboratory Pre-Dosing On GDC-0084 Pre-Dosing On GDC-0084

Kazia has started a phase 2 study, and will report several data read-outs this year GDC-0084 Glioblastoma Multiforme (GBM) Cantrixil Ovarian Cancer Preliminary data from phase 1 study in ovarian cancer Completion of Part A of phase 1 study (safety and dosing)* *Full publication plans to be determined ü Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2018 2019 Receipt of Orphan Drug Designation from US FDA ü Start of phase 2a study in first-line GBM ü Commence potential collaborations in other brain cancers Data read-out from phase 2a study (safety and dosing) Data read-out from phase 2a study (preliminary efficacy) Data read-out from phase 1 study (preliminary efficacy) ü Commence other potential collaborations (TBC) ü

Aside from Kazia’s GBM study, leading researchers are testing the drug in other forms of brain cancer Note: All studies performed substantially in US under IND Preclinical Phase I Phase II Phase III GDC-0084 PI3K / mTOR Inhibitor Licensed from Genentech in October 2016 Breast Cancer Brain Metastases (BCBM) (collaboration with Dana-Farber Cancer Institute) Glioblastoma Multiforme (GBM) (Kazia-sponsored) Ovarian Cancer (Kazia-sponsored) Cantrixil Potential future collaborations Diffuse Intrinsic Pontine Glioma (DIPG) (collaboration with St Jude Children’s Research Hospital)

These additional uses of the drug have the potential to significantly increase the commercial opportunity ~$1.5B+ market opportunity ~$3B+ market opportunity Other potential future indications INDICATIVE HER2+ Breast Cancer (Brain Metastases) Glioblastoma (most common brain cancer)

A second program, Cantrixil, is currently in a phase 1 study in ovarian cancer, with data reporting this year Part A: Dose Escalation 3 to 42 patients in up to 8 cohorts Seeks to establish maximum tolerated dose and understand safety profile Part B: Dose Expansion 12 patients, all at 5 mg/kg Seeks to provide potential efficacy signals 6 / 12 patients already recruited ü Accepted for presentation at prestigious AACR Annual Conference in US in April

Kazia is now well-funded to see its R&D programs through key data read-outs in calendar 2019 *NOX shares valued as at January 2019 $9.3M Current assets as at 30 June 2018 ~$2.5M* Shares in Noxopharm (ASX:NOX) $4.2M Proceeds from inst. placement & SPP in Oct 18 Current funding allows:- Completion of phase IIa GDC-0084 trial Completion of phase I Cantrixil trial Working capital into calendar 2020 Multiple opportunities to engage with potential partners and licensees Obtained through IP settlement in Dec 2017 Placement to sector-specialist international investors in Oct 2018

Kazia is NASDAQ & ASX listed Market Capitalisation AU$ 26 million Shares on Issue 62 million (25% US, 75% Australia) Current Assets (Jun 18) US$ 6.9 million Listing NASDAQ: KZIA (1:10 ratio) ASX: KZA Share Price (AU$) Outstanding Options / Warrants ~6 million Average Daily Volume NASDAQ: 0.4% /day ASX: 0.1% /day Debt Nil Average Daily Value NASDAQ: US$ 100K /day ASX: AU$ 28K /day KZA

A strong team brings international experience in big pharma and early-stage biotech Board Scientific Advisory Board Iain Ross Chairman Executive and Board roles in pharma and small biotech Bryce Carmine Deputy Chairman 36 years executive experience in Eli Lilly Steven Coffey Non-Executive Director Chartered accountant with extensive governance experience Dr James Garner Chief Executive Officer & Executive Director Physician / MBA; Extensive drug development experience Professor Sir Murray Brennan Emeritus Chairman of Cancer Surgery at Memorial Sloan Kettering Hospital, New York Dr Karen Ferrante Former Chief Medical Officer at Millennium Pharmaceuticals Professor Peter Gunning Head of School of Medical Sciences at University of New South Wales Professor Alex Matter Former Global Head of Oncology Research at Novartis

Single asset company with one PI3K inhibitor in phase I human trials US$ 140 million Market Cap One PI3K inhibitor in phase II human trials, one other drug in phase III, and two in animal testing US$ 430 million Market Cap One PI3K inhibitor in phase II human trials Acquired by big pharma in 2011 for US$ 375 million Other companies focused on the PI3K pathway have been highly-valued in the market One PI3K inhibitor approved in October 2018 for certain blood cancers, one other drug in human trials US$ 400 million Market Cap

Multiple data read-outs from international human trials at world-class cancer hospitals are expected during calendar 2019, each with significant potential to generate additional investor and partnering interest Reasons to invest in Kazia We target a highly aggressive form of brain cancer, glioblastoma (GBM), in which the only existing therapy provides no benefit to two-thirds of patients, and which represents a potential $1.5 billion commercial market Our lead program, GDC-0084, was designed by Genentech, the world’s most successful cancer drug developer, and has completed a successful phase 1 human trial, showing it to be generally safe and providing signals of efficacy The company is fully funded through calendar 2019, having completed a successful placement to sector-specialist institutional investors last year, and is listed on both ASX and NASDAQ 1 2 3 4

www.kaziatherapeutics.com